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                                                          SEC File No. 000-25521



                                  PRESS RELEASE


Wednesday, June 7, 8:59 a.m. Eastern Time

Company Press Release

SOURCE: Inc.ubator Capital, Inc.

Inc.ubator Capital, Formerly Shanecy, Agrees To Acquire 100% of
ThemeWare Corporation

BEVERLY HILLS, Calif., June 7/PRNewswire/ -- Inc.ubator Capital, Inc. ("Inc.ubator"), formerly known as Shanecy, Inc. (OTC Bulletin Board: SECY - news), a specialized Internet holding company, announced today that it has executed various documents, see below, with ThemeWare Corp ("ThemeWare") for the acquisition of ThemeWare by Inc.ubator. The transaction provides that Inc.ubator will acquire one hundred percent of ThemeWare Corp for $135 million in shares of Inc.ubator common stock, and that Inc.ubator will invest a total of $5 million cash in ThemeWare over the next 12 months.

"ThemeWare has superior brand recognition in the public's mind based on several years of marketing its celebrity-endorsed Internet Tool Box on television," said Jason Galanis. "The public's identification with Richard Karn on TV's Home Improvement greatly assists in welcoming novice Internet users to the Net, which is a primary objective of Inc.ubator in closing the Digital Divide."

Gary Matus, Director and Chief Executive Officer of ThemeWare said, "Inc.ubator Capital brings necessary capital, as well as powerful ideas, to ThemeWare, which will allow ThemeWare to expand its business, and its brand recognition, more rapidly. We believe that the talent of ThemeWare management will be complimented and enhanced by the extensive network and knowledge of the team at Inc.ubator Capital."

About ThemeWare

ThemeWare is a branded consumer and small business Internet company comprised of Internet Connectivity/Hosting, Application Services, Merchant Services and a Portal that acts as a hub/entry point for customers and their web experience. ThemeWare's principal customer acquisition product is The Internet Tool Box
(TM), an innovative multi-media kit that provides an array of software and tutorials that teach the novice everything they need to know about accessing and using Internet. While there are similarities with the CDs offered by America Online to acquire subscribers, the Tool Box offers a much more comprehensive set of multi-media materials that not only eases the users entry onto the Internet but greatly enhance their ability to more quickly and effectively use the Internet as well.



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ThemeWare's target audience consists of a primary market of small business owners and a secondary market of demographically segmented consumers. With the main focus being small business, the revenue potential is far greater than the monthly access fee charged by a typical Internet Service Provider. ThemeWare believes it has several other competitive advantages including no dependence on advertising revenue such as most Internet companies.

Consumers purchased over 131,000 Internet Tool Boxes from ThemeWare during 1999, with almost 43,000 being purchased in the fourth quarter of 1999 alone. ThemeWare generated $13.1 million in revenue in 1999, and has generated aproximately $7.9 million in the first quarter of 2000.

ThemeWare recently launched its vertical portal, www.Themeware.com, which is receiving over 250,000 views per day. This new portal provides members search capability, the ability to create a personalized web page, free email, chat and on-line tech support, as well as focused content through iChannels featuring Entertainment, News Headlines, Sports, Stocks, Weather, Horoscope and the Lottery.

Founded in 1996, approximately 93 people are employed at ThemeWare's Newport Beach, California facility.

About Inc.ubator Capital

Inc.ubator (SECY) is a publicly traded Internet company that invests in businesses using the Internet to provide products, services and personal empowerment information to moderate-income consumers. Based on research and published US government studies, this population represents an under-served market of 30 to 40 million households. The Company seeks to identify companies demonstrating superior strategies in innovating and deploying Internet-based information technology for business-to-consumer e-commerce applications.

Inc.ubator provides its shareholders with the ability to invest in a portfolio of emerging growth Internet companies and possible future opportunities for participation in the IPO, directed share program, rights offering, spin-off, sale or merger of Internet investment subsidiaries.

About the Transaction

As part of the proposed transaction, Inc.ubator has assumed management of the daily operations of ThemeWare Corp, pursuant to an Interim Operating Agreement, which provides, in part, that Inc.ubator will manage the operations of ThemeWare during the period between the execution of the Term Sheet and the closing of the transaction, which would occur at a special shareholder meeting of the ThemeWare shareholders, at which time the ThemeWare shareholders will vote on the transaction contemplated by the Term Sheet.


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However, a majority of ThemeWare shareholders, including the entire ThemeWare board of directiors that are also shareholders, have executed a Voting Agreement, which provides, in part, that they will vote in favor of the transaction at the time of the vote of the ThemeWare shareholders at the special shareholder meeting.

Accordingly, as of June 2, 2000, Inc.ubator had invested $1 million into ThemeWare, in anticipation of the $5 million investment called for in the proposed transaction. The $1 million was delivered to ThemeWare pursuant to a Promissory Note, executed by ThemeWare in favor of Inc.ubator. The Promissory Note requires the repayment of the $1 million to Inc.ubator by ThemeWare, and also provides that, in the event of the closing of the transaction, the $1 million investment will be treated as equity rather than a loan, which will have the effect of a conversion of the nature of the investment.

Although a majority of the ThemeWare shareholders have agreed to vote in favor of the transaction, and Inc.ubator is currently managing the daily operations of ThemeWare, there can be no assurances that the transaction will ultimately be consummated.

Currently, Inc.ubator and ThemeWare are drafting definitive and binding agreements that will memorialize the transaction contemplated by the Term Sheet, and Inc.ubator is also preparing a registration statement for the shares of common stock of Inc.ubator that will be issued to the ThemeWare shareholders. In the event that the registration statement is declared effected by the United States Securities and Exchange Commission, which is a condition to the closing of the proposed transaction, the shares of registered common stock of Inc.ubator that are issued to the ThemeWare shareholders will be subject to a two-year lock-up period, although the ThemeWare shareholders will be permitted to sell a certain percentage of the shares of Inc.ubator common stock received in the transaction during the lock-up period.

Safe Harbor

There are forward-looking statements in this document, and in the Company's public documents to which they may refer, that are subject to risks and uncertainties in addition to those set forth above. These forward-looking statements include information about possible or assumed future results of the Company's operations. Also, when any of the words "believes," "expects," "anticipates" or similar expressions are used, the Company is making forward-looking statements. Many possible events or factors could affect future financial results and performance. This could cause Company results or performance to differ materially from those expressed in their forward-looking statements. These and other risks are described in the Company's publicly filed documents and reports that are available from the Company and from the SEC.

SOURCE: Inc.ubator Capital, Inc.